THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

March 2, 2007

Mr. Joshua Ravitz, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Sino Charter Inc.
Form SB-2 Registration Statement
SEC File No. 333-140587

Dear Mr. Ravitz:

     Pursuant to your verbal comment, please be advised as follows:

     There is no legal requirement for an escrow account for the sale of securities by an issuer.

     The only place a mandate for an escrow account appears is in Rule 15c2-4 of the Securities Exchange Act of 1934. Said rule prohibits “brokers, dealers or municipal securities dealers” from accepting funds from customers in a best efforts offering unless it (1) transmits the funds to the persons entitled thereto, or, (2) promptly deposits the funds in an escrow account.

      Sino Charter is not a broker, dealer or underwriter. It is an issuer. The term issuer is not included in the language of foregoing regulation. Accordingly, the SEC in its infinite wisdom did not intend to include an “issuer” within the mandates contained in Rule 15c2-4. As such there is no legal requirement for an escrow where the issuer is selling it own securities.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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